November 12, 2014

VIA EMAIL AND COURIER

Jim B. Rosenberg – Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Bohai Pharmaceuticals Group, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014 Filed October 14, 2014

File No. 000-53401

Dear Mr. Rosenberg:

Bohai Pharmaceuticals Group, Inc. (the “Company”) acknowledges receipt of the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 28, 2014, regarding the Company’s Form 10-K for the Fiscal Year ended June 30, 2014 (the “Form 10-K”) filed on October 14, 2014. The Company is required to respond to the Staff’s comments by Tuesday, November 12, 2014.  The Company hereby requests the opportunity to submit a response to the Staff’s comments by Tuesday, November 25, 2014 as the Company requires additional time to work internally with its staff and externally with its outside auditors and legal counsel to prepare and finalize the response.  Based on discussions between the Staff and the Company’s legal counsel, it is the Company understands that the Staff will agree to this request.

We thank the Staff in advance for its consideration of the foregoing.  Should you have any questions or comments, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Ying Li, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Hongwei Qu

Hongwei Qu

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